Exhibit 12.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2007	2006	2005	2004	2003

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3910	0.3897	0.3689	0.3812	0.3747
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6090	0.6103	0.6311	0.6188	0.6253
Pre-Tax Preferred Stock Dividends	$2,167	$2,163	$2,092	$2,133	$2,111

FIXED CHARGES:
Interest Expense	$48,333	$47,593	$42,021	$43,097	$44,975
Amortization of Debt Premium, Discount and Expense	562	578	821	426	855
Interest Component of Rentals	1,600	1,429	1,506	1,201	544

Total Fixed Charges	50,495	49,600	44,348	44,724	46,374
Pre-Tax Preferred Stock Dividends	2,167	2,163	2,092	2,133	2,111

Total Fixed Charges and Preferred Stock Dividends	$52,662	$51,763	$46,440	$46,857	$48,485

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$109,220	$96,014	$107,392	$100,915	$115,783
Add:
Income Taxes	70,137	61,313	62,761	62,179	69,382
Total Fixed Charges	50,495	49,600	44,348	44,724	46,374

Total Earnings	$229,852	$206,927	$214,501	$207,818	$231,539

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4	4.0	4.6	4.4	4.8